BANK

File № 82-4257

RECEIVED

17.05.07
1108/5334

Bank Vozrozhdenie
7/4 Luchnikov Per., Bldg. 1, Moscow, GSP, 101990, Russia
Tel. +7 (495) 777-0888, Fax +7 (495) 620-1999
vbank@co.voz.ru // www.vbank.ru

07025009

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Exemption № 82-4257

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Bank Vozrozhdenie forward to you Statement of material fact.

PROCESSED
JUL 10 2007
THOMSON
FINANCIAL

Sincerely,

Alexander V. Dolgopolov
Deputy Chairman of the Board

Statement of material fact
Results of exercising pre-emptive right to purchase shares of additional issue

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer:	V.Bank
1.3. Location of the issuer:	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	**www.vbank.ru**

2.Content of the Message

2. Information about placed shares:
2.1. Category (type), series and other identification characteristics of securities issued:
Ordinary non-documentary registered shares.
2.2. State registration number of the securities issue (additional issue) and date of state registration:
10101439B016D dated March 20, 2007.
2.3. Name of the registration authority that registered the securities issue.
Bank of Russia.
2.4. The number of securities issued and nominal value of each issued security:
The number of securities issued - 3,000,000 (Three million) shares
nominal value of one security - RUB 10 (ten).
2.5. Method of securities issue.
Open subscription
2.6. The date of establishing the list of persons having pre-emptive right to purchase shares of additional issue:
The list of shareholders having pre-emptive rights to purchase additional shares issued was completed on the basis of the data from the shareholders register as at the end of the business day of February 20, 2007 - the day when the Board of Directors of the Bank made a decision to increase the share capital underlying the issue additional shares.
2.7. The initial date of filing applications for purchasing shares of additional issue by the persons having pre-emptive right of purchase: April 11, 2007.
2.8. The closing date of filing applications for purchasing shares of additional issue by the persons having pre-emptive right of purchase: May 2, 2007.
2.9. The initial date of payment for additional issue shares acquired by persons having pre-emptive right of purchase: May 4, 2007
2.10. The closing date of payment for additional issue shares acquired by persons having pre-emptive right of purchase: May 11, 2007
2.11. Price of share placement or the procedure of its definition:
Price of placement was defined by the Board of Directors of Bank Vozrozhdenie on May 3, 2007, Minutes #13.
The price of placing ordinary non-documentary registered shares, including the price of placing additional shares to the persons having pre-emptive right to purchase the placed shares, is defined in the following proportion: one ordinary non-documentary registered share with a nominal value RUB 10 shall be placed to the buyers at the price of RUB 1520 (one thousand five hundred twenty rubles) or $ 59 (fifty nine United States dollars) at the exchange rate RUR 25.76 (twenty five rubles 76 kopeks) per 1 USD.
2.12. The number of applications filed by the persons having pre-emptive right: 44.
2.13. 36 persons having pre-emptive right have paid for the placed securities.
2.14. The number and portion of additional issue shares placed among persons having pre-emptive right of purchase: 270,772 (two hundred seventy thousand seven hundred seventy two) shares (9.03% of the additional issue shares total number).
2.15. The number of the additional issue shares to be placed by open subscription among an unlimited circle of persons: 2,729,228 (two million seven hundred twenty nine thousand two hundred twenty eight) shares.
2.16. The issuer's authorized body that summarized the results of the pre-emptive right of additional issue shares purchase realization, the number and the date of the Minutes: The Management Board of Bank Vozrozhdenie, Minutes #19 dated May 14, 2007.

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	A.V. Dolgopolov
3.2. May 14, 2007	Stamp	

Statement of material fact
Completion of securities placement
Information about stages of securities issue

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer:	V.Bank
1.3. Location of the issuer:	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2.Content of the Message

2.5. Statement about completion of securities placement contains:
2.5.1. Category (type), series and other identification characteristics of securities issued:
Ordinary non-documentary registered shares.
2.5.2. Maturity (for bonds and options of the issuer).
Shares have no maturity date.
2.5.3. State registration number of the securities issue (additional issue) and date of state registration.
10101439B016D dated March 20, 2007
2.5.4. Name of the registration authority that registered the securities issue.
Bank of Russia.
2.5.5. The number of securities issued and nominal value of each issued security (if availability of nominal value is stipulated by the Russian law):
3,000,000 (Three million) shares of RUR 10 (ten) nominal value each.
2.5.6. Method of securities issue. In case of closed subscription – the list of potential buyers of securities issued
Open subscription
2.5.7. The actual initial date of securities placement (date of first deal on sale of securities to the first owner): May 04, 2007.
2.5.8. The actual securities placement close (date of making the last entry on personal account (depositary account) of the first owner in the registrar of rights for the securities of the additional issue): May 16, 2007
2.5.9. Actual number of securities placed: 3,000,000 (Three million) pieces:
2.5.10. Share of securities actually placed in the total number of securities of the additional issue that should be placed: 100%.
2.5.11. Actual price (prices) of placement and number of securities placed at each price:
85,750 (eighty five thousand seven hundred fifty) securities were placed for Russian Rubles at the price of RUB 1,520 (one thousand five hundred twenty rubles) per share.
2,914,250 (two million nine hundred fourteen thousand two hundred fifty) securities were placed for United States Dollars at the price of $ 59 (fifty nine United States dollars) per share.
2.5.12. Method of payment for securities placed, in case if securities were paid for by funds transfers and by other assets (none-money) transfers – number of securities paid for by funds transfers and number of securities paid for by other assets (non-money):
Securities placed were paid for by funds transfers in the currency of Russian Federation and in foreign currency (United States Dollars).
2.5.13. Information about deals with interest or large deals made in the process of placement and information about its approval by the governing bodies of the issuer or its absence:
No deals with interest or deals considered as large for the issuer were made in the process of share placement.

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie (signature) A.V. Dolgopolov

3.2. May 16, 2007 Stamp

END